May 4, 2015

BY HAND AND EDGAR

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Fortress Transportation and Infrastructure Investors LLC
Amendment No. 3 to Registration Statement on Form S-1
Filed April 16, 2015
File No. 333-193182

Dear Mr. Ingram,

On behalf of Fortress Transportation and Infrastructure Investors LLC (the “Company”), enclosed is a copy of Amendment No. 5 (the “Amendment”) in respect of the above-referenced Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the submission of the Registration Statement filed with the Commission on April 16, 2015.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 1, 2015 (the “Comment Letter”). The Amendment also includes changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below is the Company’s response to the comment of the Staff. The heading and paragraph number of this letter correspond to the heading and paragraph number contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the Amendment.

Mr. Jay Ingram

Securities and Exchange Commission

May 4, 2015

Liquidity, page 90

1.	We note your disclosure of the Non-GAAP measure Cash Available for Distribution (CAD). Please expand your disclosure to clearly explain how each adjustment used in the calculation of CAD reasonably supports your assertion that the measure serves as a useful metric for investors, analysts and management in measuring your overall liquidity, including your capacity for making distributions. In addition, for each operating cash flow line item in your Statement of Cash Flows on page F-8 that you have excluded from CAD, explain how you concluded that those amounts should be excluded. Refer to Item 10(e) of Regulation S-K for guidance.

The Company believes that Cash Available for Distribution (CAD) is a useful metric for investors, analysts and management in evaluating:

•	the ability of the Company’s business to generate sufficient cash to support our decisions to make distributions to its investors pursuant to its stated dividend policy disclosed in the Registration Statement; and

•	the amount of cash available from the operating business to support future acquisitions and other long term capital expenditure projects as well as to understand the economic returns of various future investment opportunities that drive the Company’s long term decisions.

In calculating such liquidity measure, the Company includes additional sources of cash flows available to make dividends and to fund future acquisition opportunities and capital expenditure projects that are not otherwise included as net cash (used in) provided by operating activities, such as principal collections on finance leases, proceeds from the sale of assets, and the return of capital distributions from unconsolidated entities. In addition, CAD is reduced by certain outflows of cash, including the repayment of debt and capital distributions to non-controlling interests as these amounts are used to support the Company’s long term capital allocation and distribution decisions. However, CAD does not reflect changes in working capital balances as management believes that changes in working capital are primarily driven by short term timing differences which are not meaningful to the Company’s long term capital allocation and distribution decisions.

In response to the Staff’s comment, the Company has expanded the disclosure on page 91 of the Amendment to explain how adjustments used in the calculation of CAD support the Company’s belief that the measure is a useful liquidity metric for investors, analysts and management as set forth below:

Management views Cash Available for Distribution (“CAD”) as a secondary measurement of liquidity, which serves as a useful metric for investors, analysts and management in evaluating:

Mr. Jay Ingram

Securities and Exchange Commission

May 4, 2015

•	the ability of our business to generate sufficient cash to support our decisions to make distributions to our investors pursuant to our stated dividend policy disclosed in this prospectus; and

•	the amount of cash available from the operating business to support future acquisitions and other long-term capital expenditure projects as well as to understand the economic returns of various future investment opportunities that drive the Company’s long term decisions.

The GAAP measure most directly comparable to CAD is net cash (used in) provided by operating activities. CAD should not be considered as an alternative to cash from operating activities as determined in accordance with GAAP. CAD may have material limitations as the Company’s overall liquidity measure because such measure excludes items that are required elements of our net cash (used in) provided by operating activities. In addition, CAD presented by other companies may not be comparable to our presentation, since each company may define this term differently.

CAD is defined as cash from operating activities plus (i) principal collections on finances leases, (ii) proceeds from the sale of assets, (iii) return of capital distributions from unconsolidated entities, less (i) payments on debt, and (ii) capital distributions to non-controlling interests, and excludes changes in working capital. CAD includes additional sources of cash flows available to make dividends and to fund future acquisition opportunities and capital expenditure projects that are not otherwise included as net cash (used in) provided by operating activities, such as principal collections on finance leases, proceeds from the sale of assets, and the return of capital distributions from unconsolidated entities. In addition, CAD is reduced by certain outflows of cash, including the repayment of debt and capital distributions to non-controlling interests as these amounts are used to support the Company’s long term capital allocation and distribution decisions. However, CAD does not reflect changes in working capital balances as management believes that changes in working capital are primarily driven by short term timing differences which are not meaningful to the Company’s long term capital allocation and distribution decisions.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

May 4, 2015

Please telephone the undersigned at (212) 735-3259 or Joseph A. Coco at (212) 735-3050 if you have any questions or require any additional information.

Very truly yours,

/s/ Michael J. Zeidel

cc:	Leland Benton, Securities and Exchange Commission

Alfred Pavot, Securities and Exchange Commission

Tracie Towner, Securities and Exchange Commission

Cameron D. MacDougall, Fortress Transportation and Infrastructure Investors LLC

Joseph A. Coco, Skadden, Arps, Slate, Meagher & Flom LLP